Exhibit 19.1

THE ST. JOE COMPANY
INSIDER TRADING POLICY

Purpose

Preventing insider trading is necessary to comply with securities laws and to preserve the reputation and integrity of The St. Joe Company and its subsidiaries (collectively, the “Company”) as well as that of all persons affiliated with the Company. “Insider trading” occurs when any person purchases or sells a security while in possession of material inside information relating to the security. The Company’s Board of Directors (the “Board”) has adopted this Insider Trading Policy (this “Policy”) to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. Insider trading is a crime and the penalties are severe. In addition, persons violating this Policy may be subject to immediate dismissal from the Company.

This Policy applies to all employees of the Company, including all officers, all members of the Board and any other persons that the Board determines should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information (“Insider”). In addition, this Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but who rely principally on you for financial support (collectively referred to as “Family Members”). Finally, this Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. Collectively, this Policy refers to Insiders, their respective Family Members and their respective Controlled Entities, as “Covered Persons.”

This Policy is designed to promote compliance with insider trading laws, rules and regulations, as well as listing standards applicable to the Company. In addition, it is the Company’s policy not to engage in transactions involving the Company’s securities in violation of applicable laws or this Policy.

Statement of Policies Prohibiting Insider Trading

Prohibited Activities

It is the policy of the Company that no director, officer or other employee of the Company (or any other Covered Person subject to this Policy) who is aware of material nonpublic information relating to the Company may directly or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions in Mutual Funds” and “Rule 10b5-1 Plans;”
2.	Recommend the purchase, sale or bona fide gift of any Company securities;
3.	Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or to persons outside of the Company, including, but not limited to, family, friends, business associates, investors and expert consulting firms, other than with the prior written consent of the Company; or
4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other Covered Person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does or proposes to do business, including a buyer or seller of property or a venture partner customer or supplier of the Company, or a company with which the Company is involved in a potential transaction or other business relationship, may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Unauthorized Disclosure of Material, Nonpublic Information Prohibited

No employee, officer or director may disclose material, nonpublic information about the Company or any company with which the Company deals to anyone outside the Company, unless authorized to do so. This prohibition on the unauthorized disclosure of material nonpublic information shall:

●	apply to all employees, officers and directors of the Company and its subsidiaries, and also to Family Members;

●	apply equally to any statements that are made on the Internet and through social media outlets;
●	apply to discussions made with other Company employees; therefore, employees should seriously consider the consequences of disclosing nonpublic information to co-workers;
●	apply to all Company employees, officers or directors authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media; and
●	apply to all Company employees, officers or directors authorized to disclose material and non-public information with parties outside of the Company.

Employees, officers and directors involved in transactions or other negotiations that require disclosure of material, nonpublic information with parties outside the Company should generally have those to whom such information is being disclosed sign a non-disclosure agreement in a form approved by the Compliance Officer. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Company securities while in possession of such information. You should confer with the Compliance Officer whenever a non-disclosure agreement may be needed.

Explanation of Insider Trading

As noted above, “insider trading” refers to the purchase, sale or making of a bona fide gift of a security while in possession of “material” “nonpublic” information relating to the security. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract or instruction to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract or instruction to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, conversions, a sale of a security upon a cashless exercise of an option and acquisitions and exercises of warrants or puts, calls or other options related to a security. However, there are certain limited exemptions in the securities laws to this broad prohibition, for which Elizabeth J. (“Lisa”) Walters, our Compliance Officer, can provide additional details. It is generally understood that insider trading includes the following:

●	Trading by insiders while in possession of material non-public information;
●	Trading by persons other than insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; or
●	Communicating or tipping material non-public information to others, including recommending the purchase, sale or bona fide gift of a security while in possession of such information.

Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities or would view as significantly altering the total mix of information in the marketplace about the Company. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that may, under the particular circumstances, be regarded as material are set forth on Attachment A of this Policy.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated to the public for a sufficient period of time. Information generally would be considered widely disseminated if it has been disclosed by the Company through a press release, through a webcast or telephone conference call that was accessible to the member of the public through the Dow Jones “broad tape,” newswire services, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees or directors, or if it is only available to a select group of analysts, brokers and institutional investors under a confidentiality agreement.

Once information is widely disseminated, it is still necessary to afford the investing public sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until one full business day after the day on which the information is released. If, for example, the Company were to make an announcement before open of the Market on a Monday, you should not trade in Company securities until Tuesday. However, if the Company were to make an announcement after close of the Market on a Monday, you should not trade in Company securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Excluded Transactions

Except as specifically noted below under the headings “Transactions Under Company Plans,” and “Transactions in Mutual Funds,” there are no exceptions to this Policy.

Transactions Under Company Plans

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares issuable upon exercise of the option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of the stock, including a sale for the purpose of generating the cash needed to pay the exercise price of an option or the tax withholding requirements.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements. This Policy does apply, however, to any market sale of restricted stock, including a sale for the purpose of generating the cash needed to pay the exercise price of an option or the tax withholding requirements.

401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intraplan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the prepayment will result in allocation of loan proceeds to the Company stock fund.

Other Similar Transactions. Any other purchase of Company securities directly from the Company or sales of Company securities directly to the Company are not subject to this Policy.

Transactions in Mutual Funds

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy; provided, that any such funds are broad-based and not primarily focused on the Company’s sector or industry.

Gifts Subject to Same Restrictions and Pre-Clearance Procedures as All Other Securities Trades.

No Insider or Covered Person may give or make any other transfer of Company securities without consideration (e.g., a gift) during the period when such Insider or Covered Person is prohibiting from trading in such securities under this Policy.

Pre-Clearance Procedures and Trading Restrictions for Officers, Directors and Designated Employees

In order to assist our officers, directors or other employees who the Compliance Officer has determined may regularly have access to material nonpublic information (“Designated Employees”) in maintaining compliance with their securities law obligations and to avoid the appearance of any impropriety, the Company has adopted a pre-clearance procedure for transactions by such persons and established certain periods during which such individuals will be therefore restricted from trading absent a finding to the contrary by the Audit Committee of the Board.

Pre-Clearance Procedures.

Prior to conducting any transactions in Company securities (other than transactions that are Excluded Transactions or transactions pursuant to a Rule 10b5-1 Plan), an officer, director or Designated Employee must request, and obtain, in each case in writing, pre-clearance of such transaction from the Compliance Officer. In the case of the Compliance Officer, pre-clearance of such transaction must be requested and obtained, in each case in writing, from the Principal Executive Officer or the Principal Financial Officer of the Company.

This pre-clearance procedure has been established:

●	to provide assistance in preventing inadvertent violations of applicable securities laws;
●	to avoid the appearance of impropriety in connection with the purchase, sale or bona fide gift of the Company securities; and
●	to ensure timely compliance by all Company Insiders with the strict time requirements for the filings of Form 4 reports.

A request for pre-clearance should be submitted to the Compliance Officer at least one business day in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider and disclose to the Compliance Officer:

●	whether he or she may be aware of any material nonpublic information about the Company;
●	whether he or she has effected any non-exempt “opposite-way” transaction within the past six months; and
●	whether he or she must comply with SEC Rule 144 and file a Form 144 at the time of any sale.

Pre-cleared trades must be effected within the period set forth in the pre-clearance approval (typically, before the end of the fifth business day after the pre-clearance is granted). Transactions not effected within the time limit are subject to pre-clearance again.

Quarterly Trading Restriction Periods

In order to ensure that our officers, directors or Designated Employees do not unintentionally engage in transactions during a time when they may have, or may have access to, material nonpublic information, the Company has established a “Blackout Period” beginning fourteen days prior to the end of each fiscal quarter and ending one full business day following the date of the public release of the Company’s earnings results for that quarter. Due to the possibility that officers, directors or Designated Employees may have, or may have access to, material nonpublic information during a Blackout Period, such persons may not conduct any transactions involving the Company’s Securities during a Blackout Period.

Under certain very limited circumstances, a person subject to this restriction may be permitted to trade during a Blackout Period, but only if the Audit Committee of the Board concludes that the person does not in fact possess material nonpublic information. Persons wishing to trade during a Blackout Period must contact the Compliance Officer to request Audit Committee approval at least five business days in advance of any proposed transaction involving Company securities.

Safest Time for Transactions. All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Company securities will generally be just after the trading window opens after the release by the Company of financial information relating to a completed quarter. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.

Event-Specific Trading Restriction Periods.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not conduct any transactions involving the Company securities. In addition, in a particular fiscal quarter, material information about the Company’s financial results may be known to the Company prior to the scheduled Blackout Period, so that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may without disclosing the reason for the restriction notify these persons that they should not conduct any transactions involving the Company securities. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those Excluded Transactions described above nor to transactions pursuant to an approved Rule 10b5-1 Plan.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”).The initiation of, and any modification to (including termination), any such Rule 10b5-1 Plan will be deemed to be a transaction in the Company’s securities, and such initiation or modification (including termination) is subject to all limitations and prohibitions relating to transactions in the Company’s securities. Each such Rule 10b5-1 Plan, and any modification (including termination) thereof, must be submitted to and pre-approved by the Compliance Officer, who may impose such conditions on the implementation and operation of the Rule 10b5-1 Plan as the Compliance Officer deems necessary or advisable. However, compliance of the Rule 10b5-1 Plan to the terms of Rule 10b5-1 and the execution of transactions pursuant to the Rule 10b5-1 Plan are the sole responsibility of the person initiating the Rule 10b5-1 Plan, not the Company or the Compliance Officer. Any Rule 10b5-1 Plan must be submitted for approval three business days prior to the entry into the Rule 10b5-1 Plan.

Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.

Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) Company stock without the restrictions of Blackout Periods, even when there is undisclosed material information. A Rule 10b5-1 Plan may also help reduce negative publicity that may result when key executives sell the Company’s stock. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer or employee may enter into a Rule 10b5-1 Plan only when he or she is not in possession of material, non-public information, and only during a period outside of the Blackout Period. Although transactions effected under a Rule 10b5-1 Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Rule 10b5-1 Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company’s filing coordinator to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 reporting person.

The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company’s securities, even pursuant to a previously approved Rule 10b5-1 Plan, if the Compliance Officer, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Rule 10b5-1 Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in the Company’s securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Policy and result in a loss of the exemption set forth herein.

Officers, directors and employees may adopt Rule 10b5-1 Plans with brokers that outline a pre-set plan for trading of the Company’s stock, including the exercise of options. Trades pursuant to a Rule 10b5-1 Plan generally may occur at any time. Rule 10b5-1 Plans must be reviewed, approved and counter-signed by the Company, and must comply in all respects with the requirements of Rule 10b5-1, which include the following:

●	a cooling-off period for insiders of the later of (1) 90 days following adoption of the Rule 10b5-1 Plan; or (2) two business days following the disclosure in certain periodic reports of the Company’s financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following adoption of the Rule 10b5-1 Plan) before any trading can commence under the Rule 10b5-1 Plan;
●	a cooling-off period of 30 days for other persons;
●	a condition for insiders to include a representation in their Rule 10b5-1 Plan certifying, at the time of the adoption, that: (1) they are not aware of material nonpublic information about the Company or its securities; and (2) they are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
●	a limitation on using multiple overlapping Rule 10b5-1 Plans (except as otherwise permitted by Rule 10b5-1);
●	a limitation on the ability of anyone other than issuers to rely on the affirmative defense for a single trade plan to one such Rule 10b5-1 Plan during any consecutive 12-month period; and
●	a condition that all persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

Please review the following description of how a Rule 10b5-1 Plan works.

Pursuant to Rule 10b5-1, an individual’s purchase or sale of securities will not be “on the basis of” material, non-public information if:

●	First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Rule 10b5-1 Plan).
●	Second, the Rule 10b5-1 Plan must either:
●	specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;
●	include a written formula or computer program for determining the amount, price and date of the transactions; or
●	prohibit the individual from exercising any subsequent influence over the purchase or sale of the Company’s stock under the Rule 10b5-1 Plan in question.
●	Third, the purchase or sale must occur pursuant to the Rule 10b5-1 Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Rule 10b5-1 Plan.
●	Fourth, the Rule 10b5-1 Plan must satisfy the requirements set forth above.

Revocation of Rule 10b5-1 Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Rule 10b5-1 Plan will be subject to the prior review and approval of the Compliance Officer. Revocation is effected upon written notice to the broker. Once a Rule 10b5-1 Plan has been revoked, the participant must wait until the applicable cooling-off period has expired as described above before trading outside of a Rule 10b5-1 Plan or establishing a new Rule 10b5-1 Plan. You should note that revocation of a Rule 10b5-1 Plan can result in the loss of an affirmative defense for past or future transactions under a Rule 10b5-1 Plan. You should consult with your own legal counsel before deciding to revoke a Rule 10b5-1 Plan. In any event, you should not assume that compliance with the aforementioned cooling-off period will protect you from possible adverse legal consequences of a Rule 10b5-1 Plan revocation.

A person acting in good faith may amend a prior Rule 10b5-1 Plan so long as such amendments are made outside of a quarterly trading black-out period and at a time when the Rule 10b5-1 Plan participant does not possess material, non-public information. Plan amendments must not take effect for at least 30 days after the plan amendments are made.

Under certain circumstances, a Rule 10b5-1 Plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Compliance Officer or administrator of the Company’s stock plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if its employees, officers and directors, and other Covered Persons engage in certain types of transactions. It therefore is the Company’s policy that all the persons covered by this Policy should be subject to heightened restrictions or considerations with respect to each of the following types of transactions:

Short Sales. Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits insiders absolutely from making short sales of Company securities, i.e., sales of shares which the insider does not own at the time of sale, or sales of stock against which the insider does not deliver the shares within 20 days after the sale, either directly or indirectly. Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c). Insiders violating Section 16(c) face criminal liability. Furthermore, short sales of Company securities may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. By operation of this Policy, the Company hereby prohibits any officer, director or employee, or other Covered Person, from making a short sale of Company securities which would be prohibited by Section 16(c) if such person were an insider. Sales “against the box” are also prohibited. A sale “against the box” is a sale of securities which are owned but are not delivered after the sale. A sale “against the box” has the same effect as a short sale. The Compliance Officer should be consulted if you have any questions regarding this prohibition on reporting obligations, short-swing profits or short sales.

Options and Derivative Securities. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Company securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuated based on short-term changes in the price of Company shares), and the purchase or sale of such derivatives by Company employees could motivate them to take actions that are in conflict with the long-term interest of other shareholders and could also cause the appearance of misuse of inside information. Accordingly, our employees, officers and directors are prohibited from purchasing or selling derivative securities, or entering into derivatives contracts relating to Company shares. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under Company employee benefit plans. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Compliance Officer.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward-sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for at least a part of the potential for upside appreciation in the stock. These transactions allow a person to continue to own the covered securities, but without the full risks and rewards of ownership. In that situation, the person may no longer have the same objectives as the Company’s other stockholders. Therefore, directors, officers, employees and consultants are prohibited from engaging in any such transactions with respect to Company shares.

Margin Account and Pledged Securities. Securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, insiders should take special precautions when placing Company securities in a margin account or when pledging Company securities as collateral for a loan. In order for the Company to comply with its securities disclosure requirements and to ensure that margin accounts are structured in a manner to minimize inside trading concerns, any employee, officer or director who wishes to place Company securities in a margin account or pledge Company securities as collateral for a loan must provide the Compliance Officer written notice of his or her intent to margin or pledge Company securities, accompanied by a copy of the proposed documentation, at least two business days prior to the margin or pledge.

Short-Term Trading. Employees, officers and directors are to avoid engaging in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of the Company’s securities. Purchases of the Company’s securities should be made with the expectation of owning those securities for an extended period of time - at a minimum, for six months. Executive officers and directors of the Company are subject to Section 16 of the Exchange Act, which requires such persons to disgorge to the Company any profits made on open market or certain other purchases or sales of Company securities that are made within six months of an opposite way transaction. Section 16 can be extremely complicated, so any person who is subject to Section 16 should ensure that all prior transactions are reported to the Compliance Officer in connection with the Pre-Clearance Approval Procedures set forth above.

Shadow Trading. Recent SEC policy statements, enforcement actions, and related court decisions suggest that trading in securities of any company that is economically-linked to the Company (e.g., any competitor of the Company) or other company whose stock pricing may be influenced by the Company or subject to a market connection the Company (so-called “shadow trading”) might constitute a violation of the securities laws under certain circumstances. The SEC believes that confidential information about one company can be material to other companies, and insider trading liability might attach even when such information is not directly related to the individual’s employer. Accordingly, so called shadow trading is prohibited by this Policy.

Post-Termination Transactions

This Policy continues to apply to transactions in Company securities even after termination of service to the Company. If an employee, officer or director is in possession of material nonpublic information when his or her service terminates, that individual and his or her family members may not trade in Company securities until that information has become public or is no longer material. The pre-clearance procedures for officers, directors and Designated Employees, however, will cease to apply to transactions in Company securities upon the expiration of any Blackout Period or other event-specific trading restriction period that is applicable to an officer, director or Designated Employee at the time of his or her termination of service.

Consequences of Violations

The purchase, sale or bona fide gift of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities and are also prohibited under as the laws of foreign jurisdictions. Penalties for violating the law include imprisonment, disgorgement of profits, civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $5,000,000 for individuals and $25,000,000 for entities. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Accordingly, all Company employees must comply with this policy and applicable securities laws and to ensure that those employees who they supervise also comply.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the individual actually benefitted from a prohibited transaction or the individual’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone at (850) 231-6575 or by e-mail at lisa.walters@joe.com.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed above, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described above in more detail under the heading “Consequences of Violations.”

Certification

All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy, by annually executing and returning to the Compliance Officer the Certification of Compliance form attached hereto as Attachment B.

[Approved by the Board on 11-12-25.]

Attachment A

TYPES OF MATERIAL INFORMATION

The following is a list of certain types of information that may, under the particular circumstances, be considered material. This list is not all-inclusive and is only intended as a guide. Please keep in mind that both positive and negative information may be material.

●	Fundamental Corporate Changes—What is the Company doing?
●	Information about current, proposed or contemplated transactions, such as acquisitions, tender offers, mergers, spin-offs, joint ventures, restructurings or changes in assets;
●	changes in directors, senior management or auditors;
●	plans to go into a new line of business;
●	the number of homes, land or other properties sold;
●	the number of tenant leases signed;
●	awards of construction or site development business;
●	information about major contracts;
●	labor negotiations; or
●	plans to engage in a new marketing strategy.
●	Financial Reporting—How is the Company doing?
●	earnings, profits and losses;
●	unpublished financial reports or projections;
●	adjustments of reported earnings;
●	purchases, sales and revaluations of company assets;
●	gain or loss of a significant customer;
●	environmental compliance and its related costs;
●	solvency problems that may arise from litigation, final judgments, loan defaults, and losses of major contracts;
●	institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings;
●	the interruption of any aspect of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shutdown;

●	a significant disruption in the Company’s operations or a loss, potential loss, breach or unauthorized access to the Company’s property, assets or systems, including its facilities and information technology infrastructure;
●	changes in dividend policies or the declaration of a stock split; or
●	contemplated issuance, redemption, or repurchase of securities.
●	Management Integrity—How is the Company being managed?
●	knowledge that management has engaged in self-dealing;
●	knowledge that the Company has been engaged in illegal activity;
●	knowledge that the Company is under investigation; or
●	knowledge that a governmental body has begun or is about to begin an action against the Company.

Attachment B

CERTIFICATION OF COMPLIANCE

I certify that:

1.	I have read and understand The St. Joe Company’s Insider Trading Policy (the “Policy”). I understand that the Compliance Officer is available to answer any questions I have regarding the Policy.
2.	Since [], 20___, or such shorter period of time that I have been an employee of The St. Joe Company, I have complied with the Policy.
3.	I will continue to comply with the Policy for as long as I am subject to the Policy.

Signature:

Print name:

Date: